Exhibit 21.1

List of the Subsidiaries and Affiliated Entities of Vipshop Holdings Limited

Name	Jurisdiction of Incorporation	Affiliate Relationship with the Registrant

Subsidiaries:
Vipshop International Holdings Limited	Hong Kong	Wholly-owned subsidiary
Vipshop (China) Co., Ltd.	PRC	Wholly-owned subsidiary
Vipshop (Kunshan) E-Commerce Co., Ltd.	PRC	Wholly-owned subsidiary
Vipshop (Jianyang) E-Commerce Co., Ltd.	PRC	Wholly-owned subsidiary

Affiliated Entities:
Guangzhou Vipshop Information Technology Co., Ltd.	PRC	Consolidated affiliated entity